Exhibit 99.1

Brenmiller Signs MoU with India’s Largest Solar Panel Manufacturer Waaree Energies to Deploy Thermal Energy Storage Projects in India

●	Marks Brenmiller’s entrance into the Indian market, the world’s 5th largest economy

●	Solar-powered bGen™ thermal energy storage systems will help India transition to a 50% renewable energy supply by 2030

Left to Right: Tal Tutnauer, Business Development Director & Doron Brenmiller, Chief Business Officer from Brenmiller Energy; Dinesh Kumar Gupta, Abhishek Shah & Rajesh Sharma, Chief Growth Officer from Waaree (Photo: Business Wire)

July 26, 2023 10:34 AM Eastern Daylight Time

ROSH HA’AYIN, Israel & MUMBAI, India--(BUSINESS WIRE)--Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG, TASE: BNRG), a clean energy company that provides Thermal Energy Storage (“TES”) systems to global industrial and utility markets, today announced that it has signed a Memorandum of Understanding (“MoU”) with Waaree Energies Ltd. (“Waaree”), India’s largest manufacturer of solar panels, to implement bGen™ TES in India. This announcement marks Brenmiller’s entrance into the Indian market, adding to the Company’s growing global presence including Israel, Europe, and the U.S.

“We’ve seen a massive uptick in demand for our TES systems in response to climate-forward policies, rising energy costs, and challenges to reliability,” said Avi Brenmiller, president and Chief Executive Officer of Brenmiller.

Under the terms of the MoU, Brenmiller and Waaree will jointly explore, develop, and deploy solar-powered TES systems in India, subject to entry into a definitive agreement.

Brenmiller’s award-winning bGen TES system is a mature, scalable, and cost-effective solution that enables 24/7 renewable management for industrial processes and power production. The bGen can store energy in the form of heat for minutes, hours, or days, and produce steam, hot water, or hot air on demand. In addition to decarbonization, Brenmiller’s TES technology provides critical reliability and protection from renewable intermittency and fluctuations in energy market prices.

“We’ve seen a massive uptick in demand for our TES systems in response to climate-forward policies, rising energy costs, and challenges to reliability,” said Avi Brenmiller, president and Chief Executive Officer of Brenmiller. “Our team is thrilled to collaborate with Waaree to bring bGen TES to India’s industrial and utility markets.”

“In India, steam and other high-temperature processes for industrials are primarily powered by coal, accounting for roughly 25 percent of India’s carbon emissions,” said Hitech Doshi, chairman of Waaree. “We are focused on helping large industrial corporations, including beverage, pharmaceutical, chemical, paper manufacturers, and more, to help them meet ambitious ESG goals. Partnering with Brenmiller to deploy its innovative thermal energy storage technology will enable us to significantly reduce dependence on fossil fuels.”

About Waaree Energies Ltd.

Waaree Energies Ltd. is the flagship company of Waaree Group, founded in 1989 with headquarters in Mumbai, India. Waaree Energy is today one of the largest vertically integrated new energy companies. It has India’s largest Solar panel manufacturing capacity of 12GW at its plants in Chikhli, Surat and Umbergaon in Gujarat and is a top player in EPC Services, Project Development, Solar Rooftop Solutions, Solar Inverters, and Solar Water Pumps. It is also an Independent Power Producer. Waaree has a presence in over 388 locations nationally and 20 countries internationally. The company has supplied 6+GW of solar modules and commissioned 1+ GW of solar EPC projects.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. For example, we are using forward-looking statements when we are discussing the entry into a definitive agreement, the implementation of bGen™ TES in India, and the potential of such implementation to help India transition to a have half of its energy supply from renewables by 2030. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2023 and the Company’s other filings with the SEC, which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Media:
Tori Bentkover
brenmillerenergy@antennagroup.com